UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

         -----------------------------------------------

                          SCHEDULE 13D

                       (Amendment No. 49)

            Under the Securities Exchange Act of 1934

                        MIDWAY GAMES INC.
                        (Name of Issuer)

                          Common Stock
                 (Title of Class of Securities)

                           598-148-104
                         (CUSIP Number)

                       Sumner M. Redstone
                         200 Elm Street
                   Dedham, Massachusetts 02026
                    Telephone: (781) 461-1600
             (Name, Address and Telephone Number of
    Person Authorized to Receive Notices and Communications)

                        May 18, 2004
     (Date of Event which Requires Filing of this Statement)


   ----------------------------------------------------------

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-
1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with this statement / /.

CUSIP No. 598-148-104            Schedule 13D/A
-----------------------------------------------------------------
(1)  Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person
-----------------------------------------------------------------
                    SUMNER M. REDSTONE
                    S.S. No.
-----------------------------------------------------------------
(2)  Check the Appropriate Box if a Member of Group (See
Instructions)

/  / (a)
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/  / (b)
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(3)  SEC Use Only
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(4)  Sources of Funds (See Instructions)      PF
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(5)  Check if Disclosure of Legal Proceedings is Required
Pursuant to Items 2(d) or 2(e).
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(6)  Citizenship or Place of Organization   United States
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Number of           (7)  Sole Voting Power          33,786,795**
  Shares                                    ---------------------
Beneficially        (8)  Shared Voting Power         6,024,971*
 Owned by                                    --------------------
   Each             (9)  Sole Dispositive Power     33,786,795**
Reporting                                       -----------------
Person With         (10) Shared Dispositive Power    6,024,971*
-----------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
                    39,811,766*
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(12) Check if the Aggregate Amount in Row (11) Excludes Certain
Shares (See Instructions)
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(13) Percent of Class Represented by Amount in Row (11) 58.36
                                                       PERCENT
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(14) Type of Reporting Person (See Instructions)      IN

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*Includes shares owned by National Amusements, Inc.
** Does not include 17,500 shares owned by Mr. Sumner Redstone's wife, Mrs. Paula Redstone, over which she has sole dispositive and voting power.

CUSIP No. 598-148-104
                         Schedule 13D/A
-----------------------------------------------------------------
(1)  Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

                    NATIONAL AMUSEMENTS, INC.
-----------------------------------------------------------------
                    I.R.S No.  04-2261332
-----------------------------------------------------------------

(2)  Check the Appropriate Box if a Member of Group (See
Instructions)

/  / (a)
-----------------------------------------------------------------
/  / (b)
-----------------------------------------------------------------
(3)  SEC Use Only
-----------------------------------------------------------------

(4)  Sources of Funds (See Instructions)
-----------------------------------------------------------------

(5)  Check if Disclosure of Legal Proceedings is Required
Pursuant to Items
2(d) or 2(e).
-----------------------------------------------------------------

(6)  Citizenship or Place of Organization               Maryland
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Number of           (7)  Sole Voting Power          0
  Shares                                    ---------------------
Beneficially        (8)  Shared Voting Power        6,024,971
Owned by                                      -------------------
   Each             (9)  Sole Dispositive Power     0
Reporting                                        ----------------
Person With         (10) Shared Dispositive Power   6,024,971
                                               ------------------
-----------------------------------------------------------------

(11) Aggregate Amount Beneficially Owned by Each Reporting Person
                    6,024,971
-----------------------------------------------------------------

(12) Check if the Aggregate Amount in Row (11) Excludes Certain
Shares (See Instructions)
-----------------------------------------------------------------

(13) Percent of Class Represented by Amount in Row (11)   8.83
						       PERCENT
-----------------------------------------------------------------

(14) Type of Reporting Person (See Instructions)      CO

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
Item 1.   SECURITY AND ISSUER.

          This Amendment No. 49 amends the Statement on Schedule 13D previously filed with the SEC by Mr. Sumner M. Redstone and National Amusements, Inc. ("NAI") with respect to the voting common stock, $.01 par value per share (the "Common Shares"), of Midway Games Inc. (the "Issuer"), a Delaware corporation, with its principal executive office located at 2704 West Roscoe Street, Chicago, IL 60618.

Item 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

	The purchases of Common Shares by Mr. Sumner M. Redstone have been made by using his personal funds as well as through margin and cash accounts at Bear Stearns.


Item 5.   INTEREST IN SECURITIES OF THE ISSUER.

   (a) NAI is currently the beneficial owner, with shared dispositive and voting power, of 6,024,971 Common Shares, or approximately 8.83 PERCENT, of the issued and outstanding Common Shares of the Issuer (based on the number of Common Shares that were reported by Midway to be issued and outstanding as of April 28, 2004).

   (b) Mr. Sumner M. Redstone is currently the beneficial owner, with sole dispositive and voting power, of 33,786,795 Common Shares, or approximately 49.53 PERCENT, of the issued and outstanding Common Shares of the Issuer (based on the number of Common Shares that were reported by Midway to be issued and outstanding as of April 28, 2004). As a result of his stock ownership in NAI, Mr. Sumner M. Redstone is deemed the beneficial owner of an additional 6,024,971 Common Shares of the issued and outstanding Common Shares of the Issuer, for a total of 39,811,766 Common Shares, or approximately 58.36 PERCENT of the issued and outstanding Common Shares of the Issuer (based on the number of Common Shares that were reported by Midway to be issued and outstanding as of April 28, 2004).

    (c) Transactions effected since the filing of the Statement on Schedule 13D Amendment No. 48 filed with the SEC on
        May 18, 2004:
        All transactions were executed by Bear Stearns, New York,
        N.Y.

	DATE		        NO.SHARES      PRICE
	5/18/2004		108,500		9.15
	5/18/2004		73,000		9.29
	5/18/2004		67,800		9.27
	5/18/2004		62,500		9.25
	5/18/2004		62,500		9.28
	5/18/2004		56,300		9.26
	5/18/2004		50,200		9.31
	5/18/2004		45,600		9.24
	5/18/2004		45,500		9.30
	5/18/2004		39,000		9.36
	5/18/2004		23,900		9.35
	5/18/2004		23,800		9.44

	DATE		        NO.SHARES      PRICE
	5/18/2004		22,700		9.17
	5/18/2004		19,500		9.19
	5/18/2004		16,600		9.16
	5/18/2004		16,200		9.18
	5/18/2004		14,400		9.34
	5/18/2004		13,100		9.38
	5/18/2004		11,400		9.23
	5/18/2004		10,500		9.22
	5/18/2004		7,100		9.21
	5/18/2004		6,200		9.20
	5/18/2004		4,900		9.33
	5/18/2004		4,100		9.37
	5/18/2004		3,900		9.40
	5/18/2004		3,500		9.39
	5/18/2004		1,900		9.41
	5/18/2004		1,100		9.14
	5/18/2004		1,100		9.42
	5/18/2004		1,000		9.12
	5/18/2004		700		9.43
	5/18/2004		500		9.10




Item 7.   MATERIAL TO BE FILED AS EXHIBITS

     A joint filing agreement between Mr. Sumner M. Redstone and National Amusements, Inc. is attached hereto as Exhibit 1.


                           SIGNATURES

     After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct. Pursuant to Rule 13d-1(k)(1), each of the undersigned agrees that this statement is filed on behalf of each of us.


May 19, 2004                        /s/ Sumner M. Redstone
                                   ----------------------
                                   Sumner M. Redstone,
                                   Individually


                                   National Amusements, Inc.


                                   By:  /s/ Sumner M. Redstone
                                   ---------------------------
                                   Name: Sumner M. Redstone,
                                   Title:Chairman and Chief
                                         Executive Officer

                           EXHIBIT 1
                           ---------


                     JOINT FILING AGREEMENT

          The undersigned hereby agree that the Statement on
          Schedule 13D, dated April 15, 1998 (the "Schedule 13D"), with respect to the Common Stock, par value $.01 per share, of Midway Games Inc. is, and any amendments executed by us shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, and that this Agreement shall be included as an exhibit to the Schedule 13D and each such amendment. Each of the undersigned agrees to be responsible for the timely filing of the Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning itself contained therein. This agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

     IN WITNESS WHEREOF, the undersigned have executed this Agreement as of the 30th day of July, 2002.


                         NATIONAL AMUSEMENTS, INC.


                         By: /s/ Sumner M. Redstone
                             ----------------------
                              Sumner M. Redstone
                              Chairman and
                              Chief Executive Officer


                         By: /s/ Sumner M. Redstone
                             ----------------------
                              Sumner M. Redstone
                               Individually